                                    [GRAPHIC]


                             NOVAMERICAN STEEL INC.

                            MANAGEMENT PROXY CIRCULAR

                                       AND

                    NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

                                  TO BE HELD ON

                                 MARCH 27, 2002

                             NOVAMERICAN STEEL INC.

                              2175 Hymus Boulevard
                                 Dorval, Quebec
                                     H9P 1J8

                    NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
                          TO BE HELD ON MARCH 27, 2002

NOTICE IS HEREBY GIVEN that the Annual Meeting of Shareholders of NOVAMERICAN STEEL INC. (the "Corporation") will be held at Le Centre Sheraton Hotel, 1201 Rene-Levesque Boulevard West, Montreal, Quebec, on March 27, 2002, at 4 o'clock in the afternoon (the "Meeting"), for the purposes of:

(1) receiving the consolidated financial statements for the year ended November 24, 2001, together with the auditors' report thereon;

(2) electing two directors to serve on the board until the third annual meeting of shareholders held after the Meeting;

(3) appointing auditors and authorizing the directors to fix their remuneration; and

(4) transacting such other business as may properly be brought before the Meeting.

The specific details of all matters proposed to be put before the Meeting are set forth in the accompanying Management Proxy Circular.

Only holders of record of common shares of the Corporation at the close of business on February 13, 2002, will be entitled to vote at the Meeting.

By Order of the Board of Directors,

                                 /s/ Scott B. Jones
                                -----------------------------------------------
                                 SCOTT B. JONES
                                 Vice President and Secretary

Dorval, Quebec
February 20, 2002

SHAREHOLDERS WHO ARE UNABLE TO BE PRESENT AT THE MEETING ARE REQUESTED TO COMPLETE AND RETURN THE ENCLOSED FORM OF PROXY IN THE ENVELOPE PROVIDED FOR THAT PURPOSE. PROXIES MUST BE RECEIVED AT THE REGISTERED OFFICE OF THE TRANSFER AGENT OF THE CORPORATION NOT LESS THAN 48 HOURS PRIOR TO THE MEETING.

                            MANAGEMENT PROXY CIRCULAR

         This Management Proxy Circular (the "Circular) is furnished in connection with the solicitation by the Management of Novamerican Steel Inc. (the "Corporation") of proxies to be used at the Annual Meeting of Shareholders of the Corporation (the "Meeting") to be held on March 27, 2002 at the time and place and for the purposes set forth in the accompanying notice of the Meeting, or any adjournment thereof. The information contained herein is given as of February 20, 2002 except as indicated otherwise. In this Circular, all dollar amounts, unless otherwise indicated, are expressed in Canadian dollars.

SOLICITATION OF PROXIES

         The solicitation will be primarily by mail but may also be made by telephone or other means of telecommunication by regular employees of the Corporation at nominal cost. The cost of the solicitation will be borne by the Corporation.

APPOINTMENT OF PROXYHOLDERS AND REVOCATION OF PROXIES

         A SHAREHOLDER MAY APPOINT AS PROXYHOLDER A PERSON OTHER THAN THE DIRECTORS OF THE CORPORATION NAMED IN THE ACCOMPANYING FORM OF PROXY TO ATTEND AND VOTE AT THE MEETING IN HIS/HER STEAD, AND MAY DO SO BY INSERTING THE NAME OF SUCH OTHER PERSON, WHO NEED NOT BE A SHAREHOLDER, IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY OR BY COMPLETING ANOTHER PROPER FORM OF PROXY.

         In order for proxies to be recognized at the Meeting, the completed forms of proxy must be received at the office of the Corporation's transfer agent, EquiServe Trust Company, N.A., c/o Equiserve, Attention: Deborah Dougherty, 150 Royall Street, Canton, MA 02021, not less than 48 hours prior to the Meeting.

         A shareholder, or his/her attorney authorized in writing, who executed a form of proxy may revoke it in any manner permitted by law, including the depositing of an instrument of revocation in writing at the principal place of business of the Corporation, 2175 Hymus Boulevard, Dorval, Quebec H9P 1J8, at any time up to and including the last business day preceding the day of the Meeting, or an adjournment thereof, or with the Chairman of the Meeting on the day of the Meeting, or an adjournment thereof, but prior to the use of the proxy at the Meeting.

EXERCISE OF DISCRETION BY PROXYHOLDERS

         THE PERSONS WHOSE NAMES ARE PRINTED ON THE ACCOMPANYING FORM OF PROXY WILL, ON A SHOW OF HANDS OR ANY BALLOT THAT MAY BE CALLED FOR, VOTE OR WITHHOLD FROM VOTING THE SHARES IN RESPECT OF WHICH THEY ARE APPOINTED IN ACCORDANCE WITH THE DIRECTION OF THE SHAREHOLDER APPOINTING THEM. IF NO CHOICE IS SPECIFIED BY THE SHAREHOLDER, THE SHARES WILL BE VOTED FOR THE ELECTION OF THE NOMINEES FOR DIRECTORS SET FORTH IN THIS CIRCULAR UNDER THE HEADING "ELECTION OF DIRECTORS" AND FOR THE APPOINTMENT OF AUDITORS SET FORTH IN THIS CIRCULAR UNDER THE HEADING "APPOINTMENT AND REMUNERATION OF AUDITORS".

         THE ENCLOSED FORM OF PROXY CONFERS DISCRETIONARY AUTHORITY UPON THE PERSONS NAMED THEREIN WITH RESPECT TO AMENDMENTS OR VARIATIONS TO MATTERS IDENTIFIED IN THE NOTICE OF THE MEETING AND TO OTHER MATTERS WHICH MAY PROPERLY COME BEFORE THE MEETING. AS AT THE DATE HEREOF, MANAGEMENT KNOWS OF NO SUCH AMENDMENT, VARIATION OR OTHER MATTERS TO COME BEFORE THE MEETING. IF ANY MATTERS WHICH ARE NOT NOW KNOWN SHOULD PROPERLY COME BEFORE THE MEETING, THE PERSONS NAMED IN THE FORM OF PROXY WILL VOTE ON SUCH MATTERS IN ACCORDANCE WITH THEIR BEST JUDGMENT.

SHAREHOLDER PROPOSALS FOR THE 2003 ANNUAL MEETING

         Shareholder proposals intended to be presented at the Corporation's 2003 annual meeting of shareholders must be submitted for inclusion in the Corporation's proxy materials prior to December 27, 2002.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

         As at February 20, 2002, the Corporation had 9,700,000 common shares outstanding, being the only class of shares entitled to be voted at the Meeting. Each holder of such shares is entitled to one vote for each share registered in his/her name as at the close of business on February 13, 2002, being the date fixed by the Board of Directors of the Corporation for the determination of the registered holders of such shares who are entitled to receive the Notice of Annual Meeting of Shareholders enclosed herewith (the "Record Date"). In the event that such a shareholder transfers the ownership of any of his/her shares after the Record Date, the transferee of such shares shall be entitled to vote at the Meeting if he/she produces properly endorsed share certificates or otherwise establishes proof of his/her ownership of the shares and demands, not later than ten days before the Meeting, that his/her name be included in the list of shareholders entitled to vote. This list of shareholders will be available for inspection on and after the Record Date during usual business hours at the registered office of the Corporation and at the Meeting.

         To the knowledge of the directors and officers of the Corporation, the following are the only persons who own, directly or indirectly, or exercise control or direction over, shares carrying more than 10% of the voting rights attached to all shares of the Corporation as the date hereof;

                                                                                              PERCENTAGE OF
                                                                                        OUTSTANDING COMMON SHARES
                 NAME                              NUMBER OF COMMON SHARES             OWNED CONTROLLED OR DIRECTED
------------------------------------            ------------------------------       --------------------------------
D. Bryan Jones                                          6,205,190 (1)                             63.97%
Scott B. Jones                                          1,477,901 (2)                             15.24%

----------------------
(1) D. Bryan Jones owns or exercises control or direction over these shares through his holding corporation 3349942 Canada Inc. and 3414116 Canada Inc., a wholly-owned subsidiary of 3349942 Canada Inc.

(2) Scott B. Jones exercises control or direction over these shares through his holding corporation 3195538 Canada Inc. and 3414124 Canada Inc., a wholly-owned subsidiary of 3195538 Canada Inc.

ELECTION OF DIRECTORS

         The Articles of Incorporation of the Corporation (the "Articles") stipulate that the Board of Directors shall consist of a minimum of three and a maximum of fifteen directors. The Articles also stipulate that directors of the Corporation shall be elected and shall retire in rotation, such that at the first meeting of the shareholders for the election of directors, one-third of the number of directors to be elected shall be elected to hold office until the first annual meeting of shareholders held after that meeting, one-third of the number of directors to be elected shall be elected to hold office until the second annual meeting of shareholders held after that meeting and the balance of the number of directors to be elected shall be elected to hold office until the third annual meeting of shareholders held after that meeting. At each annual meeting of shareholders thereafter, directors shall be elected to fill the positions of those directors whose term of office has expired and each director so elected shall hold office until the third annual meeting after his election. A director whose term of office has expired may, if qualified, be re-elected.

         The entire Board of Directors currently consists of six members. The term of office of Scott B. Jones and W. Allan Hopkins will expire at the Meeting. The term of office of D. Bryan Jones and John LeBoutillier will expire at the first annual meeting of shareholders held after the Meeting or until their successors are elected or appointed. The term of office of Christopher H. Pickwoad and Michael L. Richards will expire at the second annual meeting of shareholders of the Corporation held after the Meeting or until their successors are elected or appointed. Management will propose Scott B. Jones and W. Allan Hopkins as nominees for re-election as directors to hold office until the third annual meeting of shareholders of the Corporation held after the Meeting or until their successors are elected or appointed.

         The following sets out information regarding each nominee proposed by Management for re-election as a director and each director whose term of office will continue after the Meeting.

                                                                                              CONTROL OR DIRECTION OF
                                                                                                THE CORPORATION IS
                                                                                             EXERCISED BY MEANS OF (1)
                                                                                            ----------------------------
                                             POSITION OR OFFICE
             NAME                AGE        WITH THE CORPORATION          DIRECTOR SINCE           COMMON SHARES
--------------------------      -----  ---------------------------    ------------------    ----------------------------
D. Bryan Jones(5) (6)             61   Director, Chairman of the      April 4, 1997                6,205,290 (2)
                                       Board, President and Chief
                                       Executive Officer
Christopher H. Pickwoad(6)        62   Director, Executive Vice       April 4, 1997                  153,913
                                       President and Chief Financial
                                       Officer
Scott B. Jones                    37   Director, Vice President and   April 4, 1997                1,477,901 (3)
                                       Secretary
Michael L. Richards(4)            62   Director                       September 24, 1997              12,400
John LeBoutillier(4) (5) (6)      57   Director                       September 24, 1997              10,300
W. Allan Hopkins(4) (5)           63   Director                       September 24, 1997               1,000

-----------------
(1) This information, not being within the knowledge of the Corporation, was furnished by the respective nominees individually.
(2) D. Bryan Jones owns or exercises control or direction over these shares through his holding corporation 3349942 Canada Inc. and 3414116 Canada Inc., a wholly-owned subsidiary of 3349942 Canada Inc.
(3) Scott B. Jones exercises control or direction over these shares through his holding corporation 3195538 Canada Inc. and 3414124 Canada Inc., a wholly-owned subsidiary of 3195538 Canada Inc.
(4) Member of the Audit Committee.
(5) Member of the Compensation Committee.
(6) Member of the Nominating Committee.

         D. Bryan Jones has over 40 years of experience in the selling, marketing and production of flat-rolled products. In 1967, he and a partner formed St. Laurent Steel, which was later sold to a major North American steel service center. After a number of years as Vice President and General Manager of St. Laurent Steel, he left in 1979 and incorporated Nova Steel Ltd. ("Nova"), an indirectly wholly-owned subsidiary of the Corporation. He has served as President and Chief Executive Officer and as a director of Nova since its founding. He has been Chairman of the Board, President, Chief Executive Officer and a director of the Corporation since April 4, 1997.

         Christopher H. Pickwoad has 21 years of experience in the steel industry and has been employed by Nova and by certain of Nova's affiliates since 1982. Prior to 1982, he was a partner of a firm of chartered accountants. Mr. Pickwoad has been Executive Vice President, Chief Financial Officer and a director of the Corporation since April 4, 1997.

         Scott B. Jones has fourteen years of experience in the steel industry and has been employed by Nova and by certain of Nova's affiliates since 1991. He has been Vice President, Secretary and a director of the Corporation since April 4, 1997. He is the son of D. Bryan Jones.

         Michael L. Richards has been a director of the Corporation since September 24, 1997. Mr. Richards is a senior partner in the law firm of Stikeman Elliott, Canadian counsel to the Corporation.

         John LeBoutillier has been a director of the Corporation since September 24, 1997. Mr. LeBoutillier has been Chairman of the Board of Intellium Technologies Inc. since February 2001. He was formerly, from March 2000 to February 2001, a company director, from November 1996 to March 2000, President and Chief Executive Officer of Iron Ore Company of Canada and prior to November 1996, President and Chief Executive Officer of Ispat Sidbec Inc.

         W. Allan Hopkins has been a director of the Corporation since September 24, 1997. Mr. Hopkins is presently a company director. He was formerly, from March 1998 to August 2000, the President and Chief Executive Officer of Atlas Steels Inc., from January 1993 to June 1996, the President and Chief Executive Officer of Algoma Steel Inc., and prior to January 1993, the Senior Vice President of Stelco Inc.

         The Audit Committee of the Corporation consists of three directors, none of whom is an officer of the Corporation. The Compensation Committee of the Corporation consists of three directors, one of whom is an officer of the Corporation. The Nominating Committee of the Corporation consists of three directors, two of whom are officers of the Corporation.

         If any of the above nominees is for any reason unavailable to serve as a director, proxies in favour of Management will be voted for another nominee in the discretion of the persons named in the form of proxy unless the shareholder has specified in the proxy that his/her shares are to be withheld from voting on the election of directors. The Board of Directors recommends a vote in favour of each of the nominees.

APPOINTMENT AND REMUNERATION OF AUDITORS

         Raymond Chabot Grant Thornton, Chartered Accountants, General Partnership, who have been the auditors of the Corporation since April 4, 1997, will be nominated for appointment as the Corporation's auditors to hold office until the next annual meeting of shareholders at such remuneration as may be fixed by the Board of Directors. A simple majority (50% plus one) of the votes is required for the approval of such matter. Representatives of Raymond Chabot Grant Thornton will be present at the Meeting and will have an opportunity to make a statement if they desire to do so. They will also be available to respond to appropriate questions.

STATEMENT OF EXECUTIVE REMUNERATION

1.       CASH REMUNERATION

         The aggregate cash remuneration paid to the Corporation's seven executive officers by the Corporation and its subsidiaries for services rendered in fiscal year 2001 was US $3,003,292.

2.       1997 SHARE OPTION PLAN

         The following is a summary of the principal features of the Corporation's 1997 Share Option Plan (the "Share Option Plan").

         The Share Option Plan provides for the grant of incentive stock options ("ISOs") as defined in Section 422 of the U.S. Internal Revenue Code of 1986, as amended, non-qualified stock options ("NSOs") and Other Rights (collectively "Awards"). Administration of the Share Option Plan has been assigned to the Compensation Committee of the Corporation. The Compensation Committee has, subject to the terms of the Share Option Plan, the authority to grant Awards under the Share Option Plan, to construe and interpret the Share Option Plan and to make all other determinations and take any and all actions necessary or advisable for the administration of the Share Option Plan.

         The Corporation's key employees, directors and other individuals who render services of special importance to the management, operation and development of the Corporation or a subsidiary are eligible to receive Awards under the Share Option Plan, but only employees of the Corporation and its subsidiaries are eligible to receive ISOs. Options will be exercisable during the period specified by the Compensation Committee in each option agreement and will generally be exercisable in installments pursuant to a vesting schedule to be determined by the Compensation Committee. Notwithstanding the provisions of any option agreement, options may, in the discretion of the Compensation Committee, become immediately exercisable in the event of a "change of control" (as defined in the Share Option Plan) of the Corporation and in the event of certain mergers and reorganizations of the Corporation. No option will remain exercisable later than ten years after the date of grant (or five years from the date of grant in the case of ISOs granted to holders of more than 10% of the common shares).

         The exercise price for ISOs granted under the Share Option Plan may be no less than the fair market value of the common shares on the date of grant (or 110% of such fair market value in the case of ISOs granted to employees owning more than 10% of the common shares). The exercise price for NSOs and all other Awards will be at the discretion of the Compensation Committee.

         The Compensation Committee may grant Stock Appreciation Rights ("SARs") to Share Option Plan participants as to such number of common shares and on such terms and conditions as it may determine. SARs may be granted separately or in connection with ISOs or NSOs. Upon exercise of a SAR, the holder is entitled to receive payment equal to the excess of the fair market value, on the date of exercise, of the number of common shares for which the SAR is exercised, over the exercise price for such common shares under a related option, or if there is no related option, over an amount per common share stated in the written agreement setting forth the terms and conditions of the SAR.

         On September 24, 1997, options to purchase 750,000 common shares were granted to three executive officers of the Corporation, vesting over a five year period and expiring in ten years, at an exercise price of US $14.00 per common share. Such options represent the only Awards granted and currently outstanding under the Share Option Plan. As at February 20, 2002, none of these options have been exercised.

COMPENSATION OF DIRECTORS

         The outside directors of the Corporation are remunerated for their services to the Corporation by way of an annual retainer fee and an attendance fee for each meeting of the Board of Directors or committees thereof attended. In fiscal year 2001, the Corporation paid each outside director an annual fee of US $4,000, plus a fee of US $1,500 for each Board of Directors meeting and US $750 for each committee meeting attended except for the Chairman of the Committees who are paid a fee of US $1,500 for each meeting they chair. The Corporation also reimbursed out-of-pocket expenses related to the directors' attendance at such meetings.

INDEBTEDNESS OF DIRECTORS, OFFICERS, PROPOSED MANAGEMENT NOMINEE OR ASSOCIATE OF ANY ONE OF THEM

         The following table summarizes the largest amount of loans outstanding to executive officers of the Corporation since the beginning of fiscal year 2001 and the amount outstanding on February 20, 2002.

                                                     LARGEST AMOUNT
                                                   OUTSTANDING DURING         AMOUNT OUTSTANDING AS
               NAME                                 FISCAL YEAR 2001           AT FEBRUARY 20, 2002
-------------------------------------            ----------------------       ----------------------
Roger Daigneault                                        $11,939                        Nil

Scott B. Jones                                          $23,320                        Nil

DIRECTORS' AND OFFICERS' INSURANCE

         The Corporation maintains directors' and officers' liability insurance covering liability, including defense costs, of directors and officers of the Corporation incurred as a result of acting as such directors or officers, provided they acted honestly and in good faith with a view to the best interests of the Corporation. The current limit of insurance is US $15,000,000 and a premium of US $198,881 was paid by the Corporation with respect to the period from April 7, 2000 to April 7, 2003. Claims payable to the Corporation are subject to a deductible of US $500,000 per occurrence on claims arising in the U.S. and US $50,000 per occurrence on claims arising in Canada.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

         A Canadian corporation owned by Scott B. Jones, one of the directors of the Corporation, owns five facilities located in Canada comprising a total of 241,700 square feet and leases them to the Corporation on a triple-net basis at an aggregate annual rent of approximately $1,274,000. Another Canadian corporation owned 50% by a Canadian corporation owned by Scott B. Jones and 50% by a Canadian corporation owned by Peter J. Ouimet, a minority shareholder in and President of Argo Steel Ltd., a Canadian corporation within the Corporation's group of operating companies, owns a facility located in Canada comprising a total of 43,300 square feet and leases it to the Corporation on a triple-net basis at an aggregate annual rent of approximately $217,000. Another Canadian corporation owned 50% by a Canadian corporation owned by Scott B. Jones owns a facility located in Canada comprising a total of 118,292 square feet and began leasing it to the Corporation as of February 1, 2002 on a triple-net basis at an aggregate annual rent of approximately $473,000. All the facility leases expire at varying dates between November 30, 2002 and April 30, 2007, and are all subject to one or two five-year renewal options.

         A Canadian corporation owned by Scott B. Jones owns thirteen trailers and seven tractors which it leases to the Corporation at an annual aggregate rent of approximately $296,000 and provided transportation arrangements to the Corporation amounting to $9,270,000 in 2001.

         The Corporation has adopted the policy that all transactions with any director or officer of the Corporation, any person or entity that beneficially owns or exercises control or direction over shares carrying more than 5% of the voting rights attached to all shares of the Corporation, or any of their affiliates, shall be subject to approval by a majority of the independent members of the Board of Directors of the Corporation, are on terms no less favorable to the Company than could be obtained from unaffiliated parties, and are reasonably expected to benefit the Company. The terms of the above described leases and service agreements have been approved by at least a majority of the independent members of the Board of Directors of the Corporation in accordance with such policy. In the case of the service agreements, such approval is subject to certain terms and conditions which management reasonably believes are being met.

         At November 24, 2001, loans by D. Bryan Jones to the Corporation amounted to $786,000 and bear interest at 8%.

         Except for the interest of Scott B. Jones and Peter J. Ouimet in the above-mentioned transactions, the Management of the Corporation is unaware of any material interest of any director or officer of the Corporation, of any director or officer of a body corporate that is itself an insider or subsidiary of the Corporation, of any Management nominee for re-election as a director of the Corporation, of any person who beneficially owns or exercises control or direction over shares carrying more than 10% of the voting rights attached to all shares of the Corporation, or any associate or affiliate of any such person, in any transaction since the beginning of the last completed financial year of the Corporation or in any proposed transactions that has materially affected or will materially affect the Corporation or any of its affiliates.

APPROVAL OF DIRECTORS

         The contents and the sending of this Circular have been approved by the Board of Directors of the Corporation.

                                 /s/ Scott B. Jones
                                 ----------------------------------------------
                                 SCOTT B. JONES
                                 Vice President and Secretary

Dorval, Quebec
February 20, 2002